 Exhibit (a)(1)(C)
Offer to Purchase for Cash
by
Tether Investments, S.A. de C.V.
of
Up to 49,596,510 Common Shares of Adecoagro S.A.
at a Purchase Price of $12.41 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 24, 2025, UNLESS
THE OFFER IS EXTENDED
OR TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED
OR TERMINATED, THE “EXPIRATION TIME”).

March 28, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been appointed by Tether Investments, S.A. de C.V., an El Salvador corporation (“Tether”), to act as the Information Agent in connection with its offer to purchase for cash up to 49,596,510 common shares, nominal value $1.50 per share (the “Common Shares” or the “Shares”), of Adecoagro S.A., a Luxembourg corporation under the form of a société anonyme (the “Company”), at a price of $12.41 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2025 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold Shares registered in your name or in the name of your nominee.
Enclosed with this letter are copies of the following documents:
1.
Offer to Purchase;

2.
Letter of Transmittal (including Substitute Form W-9), for your use in accepting the Offer and tendering Shares of your clients;

3.
Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.
Return envelope addressed to the Depositary.

The Offer is conditioned upon, among other things, there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer not less than a number of Shares that, when added to the Shares already owned by Tether as of the date of the Transaction Agreement, represents at least 51% of Adecoagro’s Fully Diluted Shares as defined in the Transaction Agreement. The foregoing condition is referred to as the “Minimum Condition” in the Offer to Purchase. The Offer is subject to certain other conditions described in Sections 1 and 13 of the Offer to Purchase. All tenders must be in proper form as described in Section 2 of the Offer to Purchase to be valid.
The Offer is being made pursuant to a Transaction Agreement, dated as of March 26, 2025 (the “Transaction Agreement”), by and between Tether and the Company.
The Adecoagro board of directors has unanimously: (i) approved the Transaction Agreement and declared the Transaction Agreement, the Offer, and the other transactions contemplated by the Transaction Agreement to be fair to Adecoagro’s shareholders; and (ii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including Tether’s purpose for making the Offer.
We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight., New York City time, on April 24, 2025, unless the Offer is extended.
Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.
Neither Tether nor Holdings will pay any fees or commissions to any brokers, dealers or other persons (other than fees and reasonable expenses to the Information Agent and Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Tether will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. Tether will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer. See Section 5 of the Offer to Purchase.
You are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Substitute Form W-9, IRS Form W-8BEN, Form W-8BEN-E or other appropriate Form W-8 or successor form, as applicable, in accordance with appropriate, accepted procedures (unless any such client otherwise establishes an exemption from backup withholding). This withholding is disclosed in the Offer to Purchase.
Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.
Very truly yours,
Georgeson LLC
Georgeson LLC
51 West 52nd Street, 6th Floor
New York, NY 10019
Call Toll-Free: (866) 896-8351
Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Tether, Holdings (as defined in the Offer to Purchase), the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.